Exhibit 12 TELEPHONE AND DATA SYSTEMS, INC. RATIOS OF EARNINGS TO FIXED CHARGES For the Three Months ended March 31, 2003 (Dollars in Thousands)

EARNINGS:
Loss before income taxes and minority interest	$(957)
Add (Deduct):
Earnings on Equity Method Investments	(12,750)
Distributions from Minority Subsidiaries	13,615
Minority interests in pre-tax income of subsidiaries that do not have fixed charges	(3,153)

(3,245)
Add fixed charges:
Consolidated interest expense	49,560
Interest Portion (1/3) of Consolidated Rent Expense	6,865

$53,180

FIXED CHARGES:
Consolidated interest expense	$49,560
Interest Portion (1/3) of Consolidated Rent Expense	6,865

$56,425

RATIO OF EARNINGS TO FIXED CHARGES	N/A

Tax-Effected Preferred Dividends	$179
Fixed Charges	56,425

Fixed Charges and Preferred Dividends	$56,604

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	N/A

The dollar deficiency resulting in less than one-to-one coverage is $3,245 for the ratio of earnings to fixed charges and $3,424 for the ratio of earnings to fixed charges and preferred dividends.